Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com

Richard D. Simonds, Jr.
212.768.6936
rsimonds@sonnenschein.com

July 7, 2009

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 1 to the
Registration Statement on Form S-3 filed April 28, 2009
File No. 333-158862

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 1 to Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated May 22, 2009.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3 General

General

Comment:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have not had any Exchange Act reporting requirements during the period April 29, 2008 through April 28, 2009 with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering during this period.

Comment:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus.  We will file all finalized agreements that are required to be filed with the Securities and Exchange Commission no later than two business days after the closing date of each takedown.

Comment:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that we will file unqualified legal and tax opinions at the time of eachtakedown.

Comment:

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Comment:

5.	In this regard, we note instances in the base prospectus where you contemplate “other” types of structural features. Below are some examples:

•	“by a type of instrument other than a special hazard policy” on pages 49-50;

•	“or other cash flow agreement” in the last full paragraph on page 50;

•	“or alternate form of credit enhancement” in the second full paragraph on page 51; and

•	“or alternate form of credit support” in the second full paragraph on page 51.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Response:

We have removed these types of references. The base prospectus lists all of the assets, structural features, credit enhancement or other features that we contemplate using with this shelf registration.

Comment:

6.
Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings. For purposes of this comment letter, the page numbers correspond to the version of the filing provided by counsel.

Response:

We will ensure that page numbers appear in all future filings.

Comment:

7.	In your next amendment, please ensure that at least a majority of the depositor’s Board of Directors, or persons performing similar functions, have signed the registration statement.

Response:

The depositor only has two members on its Board of Directors, Robert E. Cauley and G. Hunter Haas IV, both of which who have signed the registration statement filing.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

General

Comment:

8.
Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

Response:

We have added disclosure regarding the amount of loans subject to various categories of modifications.

Summary of Prospectus Supplement, page S-4

Comment:

9.	Please revise the summary to identify the denominations in which the certificates may be issued. Refer to Item 1103(a)(3)(iv) of Regulation AB.

Response:

We have added this to the summary.

The Mortgage Loans, page S-6

Comment:

10.
We note the mortgage loans will be alt-A or subprime mortgage loans. Please revise your summary of material characteristics of the asset pool to include characteristics relevant to these types of mortgage loans. For example, we would anticipate seeing FICO score information and the number and percentage of each type of nonconforming loan included in the asset pool. Refer to Item 1103(a)(2) of Regulation AB.

Response:

We have added to the tables of material characteristics in the summary section.

Net Monthly Excess Cashflow Distributions, page S-8

Comment:

11.	Please revise this section to include what appears to be missing text.

Response:

We have revised this section to include text that was missing.

The Corridor Contract, page S-10

Comment:

12.
Please include a bracketed placeholder to confirm that you will identify the corridor contract counterparty and any party providing a guaranty of the obligations of the corridor contract counterparty. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:

We have added a bracketed placeholder to this effect.

Servicing Fee, page S-11

Comment:

13.
Please revise here and under the heading “Servicing Fee” on page S-11 of Prospectus Supplement No 2 to provide disclosure regarding the distribution priority of the servicing fees. Refer to Item 1103(a)(7) of Regulation AB.

Response:

We have added disclosure regarding the distribution priority of the servicing fees.

[A Transfer of Servicing May Result in Increased Losses…], page S-25

Comment:

14.
We note your disclosure that when the servicing of mortgage loans is transferred, there is generally a rise in delinquencies associated with such transfer. Please revise to provide a discussion of why delinquencies generally rise in these circumstances.

Response:

We have revised this risk factor to include language regarding why there is generally a rise in delinquencies when servicing of mortgage loans is transferred.

Recent and Current Events in the Market for Residential Mortgage-Backed… , page S-25

Comment:

15.
We note the lengthy discussion under this risk factor and also the risk factor entitled “Impact of Mortgage Loan Modifications” starting on page S-28. Please revise each of these risk factors to divide the various risks and discuss under separate risk factor headings so that investors can better understand the various types of risks associated with this transaction. Similarly revise your disclosure in Prospectus Supplement No. 2.

Response:

We have revised the risk factors to include subheadings that better describe the different risks included in these risk factors.

The Certificate Insurer, page S-48

Comment:

16.
We note your disclosure on page S-48 of Prospectus Supplement No. 1 and on page S-40 of Prospectus Supplement No. 2 that no representation is made by the company, the master servicer, the underwriters or any of their affiliates as to the accuracy and completeness of certain information. A disclaimer as to the accuracy and completeness of the information provided in the prospectus is not appropriate. Please delete these disclaimers.

Response:

We have removed these disclaimers.

Table of Fees and Expenses, page S-58

Comment:

17.
Please revise your table here and on page S-71 of Prospectus Supplement No. 2 to provide disclosure regarding the distribution priority of all fees and expenses. If the amount of the fees and expenses is not fixed, provide the formula used to determine such fees and expenses. In a footnote or other accompanying narrative disclosure, describe the timing or amount of such fees or expenses, including any restrictions or limits on fees or whether the estimate may change in certain instances, such as in an event of default. Please confirm that such fees and expenses cannot be changed without notice to, or approval by, security holders or disclose. Refer to Item 1113(c) of Regulation AB.

Response:

We have added language to address this comment.

The Sponsor and the Servicer, page S-78

Comment:

18.
Please revise to describe your securitization program including how long you have been engaged in securitizing assets. Please also disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event. Similarly revise your disclosure in Prospectus Supplement No. 2. Refer to Item 1104(c) of Regulation AB.

Response:

We have added language regarding when the sponsor was engaged in the securitization of mortgage loans. We have also added language stating the sponsor currently is not involved in the securitization of mortgage loans but intends to in the future.  Additionally, we have disclosed that Opteum Financial Services, LLC, in its capacity as servicer, has been removed from all of the securitizations organized by the sponsor prior to the date of the related prospectus supplement due to its failure to meet its advancing requirements and the related master servicer has replaced Opteum Financial Services, LLC as servicer.

The Depositor, page S-79

Comment:

19.
Please also disclose whether any prior securitizations involving the depositor have defaulted or experienced an early amortization or triggering event. Similarly revise your disclosure in Prospectus Supplement No. 2. Refer to Item 1106 of Regulation AB.

Response:

We have disclosed that Opteum Financial Services, LLC, in its capacity as servicer, has been removed from all of the securitizations organized by the depositor prior to the date of the related prospectus supplement due to its failure to meet its advancing requirements and the related master servicer has replaced Opteum Financial Services, LLC as servicer.

The Master Servicer and the Servicers, page S-84

Comment:

20.
We note that the first sentence of the second paragraph on page S-85 begins with the following bracketed language: [[For subprime loans]. Please clarify whether the disclosure in this paragraph relates only to subprime loans. If not, please describe any special or unique factors involved in servicing subprime assets and the servicer’s processes and procedures which are designed to address such factors. Refer to Item 1108(c)(3) or Regulation AB.

Response:

We have removed the bracketed language because this disclosure does not related only to subprime loans. There are no special or unique factors involved in servicing subprime assets.

The Master Servicer, page S-86

Comment:

21.
Please include a bracketed placeholder to confirm that you will include information regarding the length of time the master servicer and any additional servicer(s) have been servicing assets. Provide similar disclosure in Prospectus Supplement No. 2. Refer to Item 1108(b)(2) or Regulation AB.

Response:

We have added bracketed placeholders.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

The Servicing Agreement, page S-66

Comment:

22.
Please revise to provide additional disclosure regarding the material terms of the servicing agreement, including information regarding collections, any special or unique factors involved in servicing subprime assets, arrangements whereby the servicers is required or permitted to provide advances of funds and the ability of the servicer to waive or modify any terms, fees, penalties or payments on the assets. Refer to Item 1108(c) of Regulation AB.

Response:

We have revised this section to provide additional disclosure regarding the material terms of the servicing agreement.

Comment:

23.
We note your disclosure in the last sentence of the first full paragraph on page S-67 that a certain percentage of the loans will be subject to a servicing transfer. To the extent this falls within the risk factor titled “A Transfer of Servicing May Result in Increased Losses and Delinquencies on the Mortgage Loans” on page S-25 of Prospectus Supplement No. 1, please revise the risk factor accordingly.

Response:

We have revised the risk factor accordingly.

Originators and Servicers, page S-67

Comment:

24.
We note your disclosure on the bottom of page S-67 that a certain percentage of the mortgage loans have been originated generally in accordance with the credit, appraisal and underwriting standards acceptable to a certain originator. Please provide disclosure reflecting any loan exceptions granted that deviate from any of the originator’s underwriting standards listed above. Describe the nature of the exception. Refer to Item 1111(a)(3) of Regulation AB.

Response:

Different originators will have different policies with respect to loan exceptions.  We confirm that the description of the underwriting standards of any originator will include this disclosure.

Comment:

25.
We note that you have included a bracketed placeholder relating to Subservicers on page S-68. Please advise us why such information appears before the disclosure relating to the master servicer on page S-72 or revise so that your prospectus supplement is logically organized.

Response:

We have revised the placement of the section entitled “Master Servicer” so that it is logically organized.

Base Prospectus

General

Comment:

26.
We note on the cover of the base prospectus that the issuing entity will be secured by a pool of mortgage loans including junior liens, home equity revolving lines of credit, multifamily properties, commercial properties, mixed residential and commercial properties and manufactured housing conditional sales contracts and installment loans agreements or interests therein. We note, however, on page S-6 of Prospectus Supplement No. 1 and page S-7 of Prospectus Supplement No. 2 that the issuing entity will include conventional, one-to four-family mortgage loans secured by first liens on residential mortgage properties. Please advise. Additionally, please revise the base prospectus to limit the assets the will be included in the issuing entity to those assets currently describe in the form of prospectus supplements included in the registration statement. Alternatively, please include a form of prospectus supplement for each type of mortgage loan that may be included in the issuing entity.

Response:

Since we have limited the aggregate percentage of home equity revolving lines of credit, manufactured housing conditional sales contracts and installment loan agreements or interests therein, mortgage loans secured by junior liens on the related property, multifamily properties, commercial properties and mixed residential and commercial properties to 10% of the aggregate pool, we believe that it is not necessary to describe these types of assets in a form of prospectus supplement. This approach is consistent with our firm’s past practice, and has been accepted by the Staff in prior Form S-3 ABS registration statement full reviews.

Underwriting Standards, page 12

Comment:

27.
We note your disclosure in the last sentence in the first paragraph under this heading that the reunderwriting standards will “generally” be in accordance with the same standards as those for mortgage loans which are directly underwritten. Please revise to discuss how these standards may differ.

Response:

We confirm that the prospectus supplement will disclose the difference, if any, in characteristics in mortgage loans which are directly underwritten versus those which are reunderwritten and have added corresponding disclosure in the base prospectus.

Comment:

28.
We note your disclosure on page 14 that the mortgaged properties will generally be appraised by licensed appraisers or through an automated valuation system. Please provide additional disclosure regarding the percentage of properties appraised by licensed appraisers and the percentage appraised by the automated valuation system. Also, please confirm that mortgaged properties will not be appraised by non-licensed appraisers. Provide a brief discussion here regarding the automated valuation systems, including a description of the type of information used to assess creditworthiness.

Response:

We have disclosed in the section entitled “The Mortgage Pool” the percentage of properties appraised by licensed appraisers and the percentage appraised by the automated valuation system. We confirm that the mortgaged properties will not be appraised by non-licensed appraisers. We have added disclosure to the base prospectus regarding the type of information the automated valuation system uses to assess creditworthiness.

Servicing of Mortgage Loans, page 18

Comment:

29.
We note your disclosure in the last sentence of the first paragraph of this section that the prospectus supplement will describe any provision that materially differs from the description contained in the prospectus. Disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly here and also in the carryover sentence between pages 59 and 60.

Response:

We have removed this language.

The Servicers, page 19

Comment:

30.
We note your disclosure that the servicer may delegate servicing responsibilities to affiliates of the depositor or the seller. Please add bracketed language to the summaries of the prospectus supplements to indicate that you will disclose, when known, all affiliated servicers, regardless of whether such servicers represent 10% or more of the mortgage pool. Refer to Item 1108(a)(2) of Regulation AB.

Response:

We have added bracketed language to the summary section of each form of prospectus supplement.

Collection and Other Servicing Procedures; Mortgage Loan Modifications, page 19

Comment:

31.
We note your disclosure in the second paragraph under this heading that the master servicers or any servicer will be permitted, in its discretion, to waive any prepayment premium, late payment charge or other charge in connection with any mortgage loan. Please provide additional disclosure regarding the servicers’ discretion to extend relief to delinquent mortgagors, including any limiting criteria.

Response:

We have provided additional disclosure regarding the servicers’ discretion to extend relief to delinquent mortgagors.

Description of Credit Enhancement, page 46

Comment:

32.	Please revise your Description of Credit Enhancement section to provide a discussion of corridor contracts.

Response:

We have added a discussion of corridor contracts.

Use of Proceeds, page 132

Comment:

33.
We note your disclosure in the second sentence that the depositor expects to make additional sales of securities similar to the offered securities from time to time. Please confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

Response:

We confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws.

Part II- Information Not Required in Prospectus, II-1

Item 16. Exhibits, II-2

Exhibit 5.1

Comment:

34.
We note in the second sentence of the third paragraph of the opinion that you have assumed the necessary entity power, authority, authorization, execution, authentication, offer and sale of and for each series of pass-through certificates and notes at the time of the takedown thereof under the registration statement, pursuant to and in accordance with the related pooling and servicing agreement or indenture, underwriting agreement and prospectus supplement. We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption as it relates to your client, Opteum Mortgage Acceptance Corporation.

Response:

We have revised this assumption.

Comment:

35.
We note in the forth paragraph that counsel does not express any opinion concerning any laws other than, among others, the laws of the State of Delaware to the extent applicable. Please provide a revised opinion that does not contain this jurisdictional qualification.

Response:

We have revised this language.

Comment:

36.
We note that paragraph 3 contains a short-form tax opinion. As such, the prospectus and each form of prospectus supplement must clearly state that the “Federal Income Tax Consequences” section is counsel’s opinion. We note, for example, the use of “will deliver its opinion generally to the effect that” and “will deliver an opinion that, in general” is used in these sections. Please revise these sections accordingly.

Response:

We have made these changes.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Copy with enclosures to:

Michelle Lacko
Julie F. Bell
Division of Corporation Finance

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